

Mail Stop 3720

December 9, 2015

Scott N. Greenberg
Chief Executive Officer
GP Strategies Corporation
70 Corporate Center
11000 Broken Land Parkway, Suite 200
Columbia, MD

>   **Re:**   **GP Strategies Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed February 24, 2015**
>   **File No. 001-07234**

Dear Mr. Greenberg:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.   You have included operating income as a measure of segment profitability and have it included in your Segment Footnote to your financial statements. To the extent material, please include in your Results of Operations in the MD&A a discussion of the results of operating income by reportable segment.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Elements of Compensation</u>

<u>Bonuses to our other Named Executive Officers, page 19</u>

2.   We note your disclosure of Mr. Greenberg's recommendation and the Compensation Committee's exercise of discretion with respect to the bonus plan amount for each executive officer in the totaling $60,000. Nevertheless, please tell us in your response how you calculated the original bonus plan amounts of $50,000 for Ms. Eposito-Mayer, $62,000 for Mr. Duquette and $66,000 for Mr. Baer. In addition, please describe the individual strategic objectives component of each executive.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Sharon Esposito-Mayer
         Ann Blank
         GP Strategies Corporation